# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dragonfly Energy Holdings Corp., CIK 0001847986
CUSIP: 26145B304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1190 TRADEMARK DRIVE #108, RENO, Nevada (NV), 89521
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001104659-22-107830
Filed by CIK 0001946222
Persons authorized to receive notices and communications: Denis Phares, 1190 TRADEMARK DRIVE #108, RENO, Nevada (NV), 89521, 775-622-3448

## Reporting persons
- Denis Phares (CIK 0001946222): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,781,287; shared voting power 0; sole dispositive power 1,781,287; shared dispositive power 0; aggregate amount beneficially owned 1,781,287 (24.7% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dragonfly Energy Holdings Corp.
Comment: This Amendment No. 3 (this Amendment) amends and supplements the Schedule 13D filed on October 12, 2022, as amended and supplemented by Amendment No. 1 filed on February 6, 2024, and Amendment No. 2 filed on November 21, 2024 by Dr. Denis Phares (the Reporting Person) relating to the common stock, par value $0.0001 per share (Common Stock), of Dragonfly Energy Holdings Corp., a Nevada corporation (the Issuer). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person serves as the Chairman of the Board of Directors of the Issuer and as President, Chief Executive Officer and Interim Financial Officer of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person acquired the securities set forth in Item 5 for investment in the ordinary course of business because of his belief that the Issuer represents an attractive investment opportunity. The Reporting Person may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock of the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors, subject to the restrictions set forth in the Support Agreement (as defined below).

The Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment (the Filing Date), the Reporting Person directly owns 1,645,964 shares of Common Stock, and indirectly owns 135,323 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting Person has also been granted 63,046 restricted stock units that will vest more than 60 days from the Filing Date. As of the Filing Date, the Reporting Person's holdings represent an aggregate of approximately 24.7% of the Issuer's issued and outstanding shares of Common Stock (based on 7,217,232 shares of Common Stock outstanding as of December 31, 2024, as reported directly to the Reporting Person by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of 1,781,287 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the Filing Date. There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to December 31, 2024.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

On December 31, 2024, the Reporting Person entered into a support agreement with the Issuer by which the Reporting Person agreed to (i) be present at any meeting of shareholders of the Issuer and (ii) vote in favor of a proposal to obtain shareholder approval for the issuance of up to 1,400,000 shares of Common Stock underlying penny warrants issued to certain existing securityholders on or after December 31, 2024 in accordance with Rules 5635(b) and 5635(d) of the Nasdaq Stock Market. The foregoing description of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.6. Support Agreement, dated as of December 31, 2024, by and among Dragonfly Energy Holdings Corp. and the Reporting Person (incorporated by reference to Exhibit 10.2 to Dragonfly Energy Holdings Corp.'s Current Report on Form 8-K filed with the SEC on January 3, 2025).

## Signatures
- Denis Phares: /s/ Denis Phares, Denis Phares (01/06/2025)